

**CHAI·NA·TA**
C   O   R   P.

Unit 100 – 11300 No. 5 Road
Richmond, BC V7A 5J7
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone:   (604) 272-4118
Facsimile:   (604) 272-4113

TSX: "CC" • OTCBB: "CCCFF"

Web: www.chainata.com

# FACSIMILE TRANSMISSION

**DATE:**          September 23, 2005

**TO:**          Securities and Exchange Commission

**ATTENTION:**          Jennifer Goeken, Division of Corporation Finance

**FAX #:**          1-202-772-9220̶  9368

**FROM:**          Wilman Wong

**SUBJECT:**          Response to SEC Comments on Form 20-F

**NUMBER OF PAGES IN THIS TRANSMISSION (including cover sheet):          5**

**MESSAGE:**



CHAI-NA-TA
CORP.

Unit 100 – 11300 No. 5 Road
Richmond, BC V7A 5J7
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

TSX: "CC" • OTCBB: "CCCFF"

Web: www.chainata.com

September 23, 2005

Jill S. Davis
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re: **Chai-Na-Ta Corp.**
**Form 20-F for the fiscal year ended December 31, 2004**
**Filed April 4, 2005**
**File No. 0-20386**

Dear Ms. Davis:

In response to your letter dated September 8, 2005, we address the following:

Form 20-F for the Fiscal Year Ended December 31, 2004

Selected Financial Data, page 3

1. Q. It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of Gross Profit. Please revise your calculation to include all costs and expenses associated directly with or allocated to your product sold. These costs and expenses should include inventoriable costs of assets incident to or necessary for cultivation of your product, including applicable depreciation, depletion and amortization. Refer to SAB Topic 11:B. In addition, revise any discussion throughout your filing of Gross Profit, as appropriate.

   A. SAB Topic 11:B provides guidance in situations where depreciation and depletion are excluded from cost of sales on the income statement. We do not believe the guidance is applicable to the Company's financial statements as depreciation from property, plant and equipment necessary for the cultivation of ginseng products is included in the determination of Cost of Goods Sold by virtue of such depreciation being capitalized through crop costs to inventory. The Consolidated Statements of Crop Costs as at and for the year ended December 31, 2004 lists the major components of crop costs

inventoried to assets during the year including depreciation. Once the related acreage is harvested such costs are included in inventory and upon sale charged to cost of goods sold. As such, depreciation relating to property, plant and equipment has been appropriately included in the determination of Gross Profit.

## Risk Factors, page 6

2. Q. We note your disclosure under this heading as follows: "The Ministry of Commerce of the People's Republic of China announced an order to stop the import of cultivated North American ginseng to China for the purpose of contract processing in China and then re-export. The announcement was effective on November 1, 2004 but it is still premature to predict the impact of this measure on the prices of ginseng root." Please tell us how you have considered the impact this announcement will have on the impairment of your inventory and capitalized crop costs. In addition, please expand your liquidity discussion to discuss the ways in which this announcement could impact your business and your ability to continue as a going concern.

A. As a ginseng grower, the Company's products are primarily sold to major wholesalers and brokers in Hong Kong. Since the Company itself does not directly export ginseng to China, the Company does not know for certain how much of its product is processed for the purpose of re-export or how much of it is consumed by the retail market in China. It is difficult to determine if costs will increase for ginseng importers in China and if these cost increases will be passed on to the customers or whether this will cause price pressure up the supply chain. The Company uses latest available market information and expected future market conditions and values to determine the possible impairment of inventory and capitalized crop costs and takes into account all factors including this recent announcement. The announcement may affect conditions for purchasers completing processing in China. At the time of the announcement and up to the end of the period covered by our 2004 annual financial statements we determined that the announcement had no significant impact on the pricing or sales of our product. Since the announcement is only one factor amongst many more material factors in determining ginseng prices and because the effect of it could not be quantified, the Company did not feel it was appropriate to expand the discussions of liquidity and continuation as a going-concern. While we continue to monitor the situation, based on information available to date we do not believe there has been any immediate or significant impact on our product attributable to this factor.

## Major Shareholders and Related party Transactions, page 27

3. Q. We note your disclosure that "Any issued and outstanding preferred shares will automatically be converted into common shares in 2010." In view of the mandatory conversion of these shares into common stock in 2010, please tell us how you have

considered the guidance in paragraph 15 of CICA 3861 and paragraph 9 of SFAS 150 for purposes of the US GAAP reconciliation.

A. CICA 3861 was issued in April 2005 and replaced CICA 3860 which was the standard in effect at the time of our filing. However, the provisions of CICA 3861 paragraphs 10-23 related to the above issue are essentially the same as the related provisions of CICA 3860 paragraphs 18-30 and hence provide the same guidance. CICA 3861 paragraph 15 indicates "When a preferred share provides for mandatory redemption by the issuer for a fixed or determinable amount at a fixed or determinable future date, or gives the holder the right to required the issuer to redeem the share at or after a particular date for a fixed or determinable amount, the instrument meets the definition of a financial liability and is classified as such." The term of the Company's outstanding preferred shares do not provide for any mandatory redemption or redemption rights to the holder. Paragraph 14 of CICA 3861 states, "when a financial instrument does not give rise to a contractual obligation on the part of the issuer to deliver cash or another financial asset or to exchange another financial instrument under conditions that are potentially unfavorable, it is an equity instrument." The conversion feature provides for a fixed 1:1 conversion into common shares and does not vary. The Company is not obligated, under any circumstances, to deliver financial assets upon conversion of the preferred shares.

Paragraph 9 of SFAS 150 indicates that "a financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur." Similar to the discussion above, the automatic conversion feature does not require the Company to settle by transfer of asset to the preferred shareholder. Furthermore, the fixed conversion ratio of 1:1 does not result in settlement by the issuance of a variable number of shares and we do not believe it is within the scope of paragraph 12.

Financial Statements

Consolidated Statements of Cash Flows

4. Q. We note that you present a reconciliation of net earnings after items not affecting cash in footnote 15(a). Please support your disclosure of this subtotal under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.

A. According to CICA 1540.20 an enterprise can elect to use the indirect method of reporting cash flows from operating activities as described in CICA 1540.22. The Company disclosed cash flows from operating activities in accordance with CICA

1540.22. To simplify presentation, the Company provided a reconciliation of net earnings to net earnings after items not affecting cash in Note 15 (a) and changes in non-cash operating assets and liabilities in Note 15(b). Canadian GAAP does not preclude simplification in disclosure through the use of notes to the financial statements.

## Note 18. Differences Between Canadian and United States Generally Accepted Accounting Principles.

5. Q. We note your disclosure under part (e) that the write-down of inventory and crop costs is included in operating expenses under Canadian GAAP and cost of goods sold under US GAAP. Based on this disclosure, please explain the reason why Canadian GAAP net earnings would be increased for the write-down of inventory of $192,642 to reconcile to US GAAP net earnings.

A. Under Canadian GAAP, interest charges are capitalized to the carrying value of ginseng crops and inventory. Under US GAAP, interest charges are expensed as period costs. As such, the carrying value of inventory under Canadian GAAP is higher than the carrying value under US GAAP and any resulting inventory write-down would be greater under Canadian GAAP than that under US GAAP. Accordingly, Canadian GAAP net earnings would be increased by the amount of interest inventoried of $192,642 to reconcile to US GAAP net earnings.

In connection with responding to your comments, we acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (604)-272-4118.

Yours truly,



Wilman Wong,
Chief Financial Officer
CHAI-NA-TA CORP.